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SEC FILE NUMBER

SEC Mail Processing
MAR 0 2 2023
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: W.G. Nielsen & Company

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3200 E. Cherry Creek South Drive, Suite 470
(No. and Street)

Denver	CO	80209
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Wayne G. Nielsen	303-830-1515	wgn@wgnielsen.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Haynie & Company
(Name – If individual, state last, first, and middle name)

1785 West 2300 South	Salt Lake City	UT	84119
(Address)	(City)	(State)	(Zip Code)

10/20/2003	457
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Wayne G. Nielsen, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of W.G, Nielsen & Co., as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

TERESA L. CROSIER
Notary Public
State of Colorado
Notary ID # 19984009015
My Commission Expires 04-27-2026

Signature: [signature]

Title: President

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

W.G. NIELSEN & CO.

INVESTMENT BANKING
MEMBER FINRA

W.G. NIELSEN & CO.

ANNUAL AUDITED REPORT

FORM X-17A-5 PART III

DECEMBER 31, 2022

Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of W.G. Nielsen & Co.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of W.G. Nielsen & Co. as of December 31, 2022, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of W.G. Nielson & Co. as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of W.G. Nielsen & Co.'s management. Our responsibility is to express an opinion on W.G. Nielsen & Co.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to W.G. Nielsen & Co. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of W.G. Nielsen & Co.'s financial statements. The supplemental information is the responsibility of W.G. Nielsen & Co.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Haynie & Company

Haynie & Company

Salt Lake City, Utah

March 1, 2023

We have served as W.G. Nielsen & Co.'s auditor since 2021.

W.G. Nielsen & Co.

Statement of Financial Condition

December 31,		2022
Assets		
Current assets:		
Cash and cash equivalents	$	516,608
Accounts receivable		10,000
Investment		97,596
Prepaid expenses and other assets		36,217
Total current assets		660,421
Property and equipment:		
Office furniture and equipment		190,726
Leasehold improvements		59,200
Total property and equipment		249,926
Less accumulated depreciation		228,984
Property and equipment, net		20,942
Other assets:		
Right of use operating lease asset		701,257
Total assets	$	1,382,620
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable and other accrued expenses	$	98,004
Current portion of operating lease liability		173,976
Total current liabilities		271,980
Long term operating lease liability		552,383
Total liabilities		824,363
Stockholder's Equity:		
Common stock, $.01 par value; 100,000 shares authorized, 1,000 shares issued and outstanding		10
Additional paid-in capital		1,486,287
Accumulated deficit		(928,040)
Total stockholder's equity		558,257
Total liabilities and stockholder's equity	$	1,382,620

Confidential Pursuant to Rule 17a-5(e)(3) - See Accompanying Notes

Note 1: Organization and Summary of Significant Accounting Policies (Continued)

Note 1: Organization and Summary of Significant Accounting Policies

Nature of business

W.G. Nielsen & Co. (the Company) is a broker registered with the Securities and Exchange Commission (SEC) and dealer in securities under the Securities Exchange Act of 1934. The Company was incorporated in Colorado in 1996 and became licensed as a broker/dealer and commenced operations in 1997. The Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides financial advisory and management services in the Rocky Mountain region for mergers, acquisitions, divestitures, public and private placements of debt and equity in addition to valuation services and analysis.

The Company is a non-covered Firm, thereby exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of Footnote 74 of the Securities and Exchange Commission Release #34-70073. The Company participates only in direct placements and accordingly, does not hold cash or securities for the accounts of customers.

Basis of accounting

The accompanying financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States (GAAP). Accrual basis accounting recognizes revenue when earned and expenses when incurred.

Use of estimates

The preparation of accompanying financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable

The Company provides an allowance for doubtful collections which is based upon a review of outstanding receivables and historical collections information. Accounts receivable are charged off in the period they are deemed uncollectible. Recoveries of receivables previously charged off are recorded when received.

Investment

Investments in marketable securities with readily determinable fair values and all investments in debt securities are stated at their fair values.

Note 1: Organization and Summary of Significant Accounting Policies (Continued)

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an ordinary transaction between market participants at the measurement date. A three-tier hierarchy prioritizes the inputs used in measuring fair value. These tiers include Level 1, defined as observable inputs such as quoted market prices in active markets; Level 2, defined as inputs other than quoted market prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore, requiring an entity to develop its own assumptions. The asset's fair value measurement within the hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Advertising costs

Advertising costs are expensed as incurred. Advertising costs charged to expense was $2,813 for the year ended December 31, 2022.

Concentration of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of accounts receivable and cash and cash equivalents. The Company's cash and cash equivalents are held at financial institutions at which deposits are insured by the Federal Deposit Insurance Corporation (FDIC). At various times throughout the year ended December 31, 2022, the Company's cash demand deposits exceeded the FDIC's insurance limits.

Depreciation and amortization

Property and equipment are stated at cost. Depreciation on office furniture and equipment is provided by the straight-line method over the estimated useful lives of the related assets ranging from 3 to 10 years. Amortization of leasehold improvements is provided by the straight-line method over the shorter of the estimated useful life of the related assets or the lease term.

Income taxes

Effective January 1, 2014, the Company changed its tax status from a "C" corporation to "S" corporation. As an "S" corporation, the stockholder recognizes its share of income or loss on its individual tax return.

Effective for years beginning January 1, 2022, the state of Colorado has allowed for a voluntary Pass-Through Entity Tax (PTET) election, which is made on an annual basis. The PTET, when elected, allows for the Company to pay Colorado income taxes on the resulting operations and deduct the costs of the expenses against federal taxable income. For financial statement purposes any payments for PTET are treated as distributions to the stockholders. For the year ended December 31, 2022 the Company has elected the PTET.

Note 1: Organization and Summary of Significant Accounting Policies (Continued)

Cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Revenue Recognition

Revenue is measured based on the amount of consideration specified in a contract with a customer. Revenue is recognized when performance obligations under the terms of the contract are satisfied, which generally occurs at the close of a transaction with a customer or with the transfer of control of information from consulting services to the customer. The Company generally recognizes contract revenue for financial reporting purposes over time for its consulting services and at a point in time for success fees on successful transactions. Refer to Note 7 - Revenue Recognition of the notes to the financial statements for additional information.

Leases

The Company adopted Accounting Standards Update (ASU) 2016-02: Leases (Topic 842) as of January 1, 2020. The Company determines if an arrangement is a lease at inception. Operating leases are included in the right of use (ROU) assets, current operating lease liabilities and noncurrent operating lease liabilities in the balance sheet.

ROU assets represent the right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term.

As the discount rates in the Company's lease are not implicit, the Company estimated the incremental borrowing rate based on the rate of interest the Company would have to pay to borrow a similar amount on a collateralized basis over a similar term.

The lease term includes options to extend the lease when it is reasonably certain that the Company will exercise that option. Leases with a term of 12 months or less are not recorded on the balance sheet. The lease agreements do not contain any residual value guarantees.

Note 1: Organization and Summary of Significant Accounting Policies (Continued)

New accounting pronouncement

In June 2016, the Financial Accounting Standards Board (FASB) issued ASU 2016-13. *Financial Instruments-Credit Losses*. The standard requires a financial asset (including trade receivables) measure at amortized cost basis to be presented at the net amount expected to be collected. Thus, the statement of income will reflect the measurement of credit losses for newly recognized financial assets as well as the expected increases or decreases of expected credit losses that have taken place during the period. This standard will be effective for the calendar year ending December 31, 2023. Management is currently in the process of evaluating the impact of adoption of this ASU on financial statements.

Note 2: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule for fully disclosed broker/dealers (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2022, the Company had net capital of $447,001 which was $428,869 in excess of its required net capital of $18,132. The Company had aggregate indebtedness in the amount of $271,980 therefore, its net capital ratio was 0.28 to 1 at December 31, 2022.

Note 3: Fair Value Measurements

The following is a description of the valuation methodologies used for assets measured at fair value.

Quoted market prices are used to determine the fair value of investments in publicly traded equity securities and exchange traded funds. Certificates of deposit, corporate bonds, and government obligations are valued using quotes from pricing vendors based on recent trading activity and other observable market data.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair value. Furthermore, while the Company believes their valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value could result in a different fair value measurement at the reporting date.

Information regarding assets at fair value on a recurring basis as of December 31, 2022 is as follows:

		Recurring Fair Value Measurements Using		
As of December 31, 2022	Total Assets at Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common stock	$ 97,596	$ 97,596	$ -	$ -
Total investments	$ 97,596	$ 97,596	$ -	$ -

Note 4: Employee Retention Credit

Under the provisions of the Coronavirus Aid, Relief, and Economic Security Act (the CARES Act) signed into law on March 27, 2020, and the subsequent extension of the CARES Act, the Company was eligible for a refundable employee retention credit subject to certain criteria. The Company recognized a credit of $58,989 during the year ended December 31, 2021, which was included in other income. The receivable balance related to the credit was included in accounts receivable as of December 31, 2021. The Company filed for a refund of the employee retention credit and received the balance in 2022.

Note 5: Contingencies

In the ordinary course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. In addition, the Company has agreed to indemnify its officers, employees, agents or any person who serves on behalf of the Company from any loss, claim, damage, or liability which such person incurs by reason of his performance of activities of the Company, provided they acted in good faith.

The Company is unable to develop an estimate of the potential amount of future payments that could potentially result from any hypothetical future claim but based on experience, the expected risk of loss related to the Company's indemnification was determined to be remote.

Note 6: Lease

The Company has an operating lease for approximately 4,800 square feet of office space for its corporate headquarters. The rental payments include common area charges and are subject to annual increases over the term of the lease. The lease obligation is through October 31, 2026. Total rental payments range from approximately $15,685 to $17,293.

The lease has a weighted average remaining term of 3.83 years. The weighted average discount rate is 3.07%.

W.G. Nielsen & Co.
Notes to Financial Statements

Note 6: Leases (Continued)

Supplemental cash flow and other information relating to the lease:

Cash paid for operating lease liabilities	$	189,018
Maturities of lease liabilities are as follows:		
2023	$	193,845
2024		198,670
2025		203,496
2026		172,932
Total lease payments		768,943
Less imputed interest		42,584
Total	$	726,359
Current portion of the lease		173,976
Long term lease liability		552,383
Total	$	726,359

Components of lease expense were as follows for the year ended December 31, 2022:

Year Ended December 31, 2022		
Operating lease cost	$	197,866

Note 7: Income Taxes

The Company is subject to accounting guidance issued by the FASB related to "Accounting for Uncertainty in Income Taxes." The guidance applies to all tax positions accounted for in the financial statements, including positions taken in a previously filed tax return or expected to be taken in a future tax return.

The Company has analyzed its filing positions in Federal and state jurisdictions where it is required to file income tax returns. Management believes the Company's positions and deductions will be sustained on audit and does not anticipate any adjustments that will result in a material adverse effect on its financial conditions, results of operations or cash flows. The Company recognizes the accrual of any interest or penalties related to unrecognized tax benefits in income tax expense. The Company recognized no interest or penalties during the year ended December 31, 2022.

The Company is no longer subject to U.S. Federal income tax examinations for years prior to 2018. The Company is no longer subject to Colorado income tax examinations for years prior to 2017.

Note 8: Revenue Recognition

The Company provides various sell-side and buy-side advisory consulting services to clients, as well as consulting services related to other capital transactions such as debt issuances, equity raises, etc. The Company recognizes revenue from the various consulting services in accordance with Financial Accounting Standards Board Accounting Standards Update ("FASB ASU") 2014-09, "Revenue from Contracts with Customers", as amended, referred to as "Topic 606". Topic 606 defines a five-step process for recognition of revenue:

1. Identify the contract
2. Identify the performance obligations of the contract
3. Determine the transaction price of the contract
4. Allocate the transaction price to the performance obligations, and
5. Recognize revenue

The Company has two primary revenue streams: 1) a success fee based on the successful close of a transaction with a client, and 2) retainer income, considered consulting revenue, that is invoiced for work to be performed over the following 30 days for ongoing work with clients that is not contingent on a closing of a transaction.

The Company considers a contract with a client that may include services related to the above to be one overall performance obligation that is delivered over time as overall transaction advisory services. The delivery of such services is not an input to another contract, and is not dependent or interrelated with other goods or services. The Company is not producing separate deliverables to a client, rather providing ongoing consulting services.

Success fees are defined as a certain percentage of the economic value of a transaction, and are contingent on the successful closing of a transaction, thus are considered variable consideration based on the likelihood of success of a transaction. Retainer amounts related to other consulting services are considered a defined transaction price.

The separate amounts for success fees and monthly retainer payments for services are defined in contracts with clients. The Company assesses the success fee component on a periodic basis relative to contracts to determine any amount for which it is probable that a significant reversal of success fee revenue for a particular contract will not occur in future periods.

All facts and circumstances related to each active client applicable to a success fee are taken into account to determine whether it is probable that a significant reversal will not occur. Constraints on assessment of the recognition of the success fee is subject to certain factors outside the Company's influence, including the Company's experience with similar transactions in the particular industry, and the unpredictable nature of the range of fee amounts relative to an individual transaction. In most cases, the assessment of the variable consideration of the success fee concludes with the recognition of the success fee once a transaction closes and the fee amount is known, the performance obligation is considered satisfied, and the potential reversal of the recognition of the variable consideration is no longer considered probable.

Note 8: Revenue Recognition (continued)

The Company considers one overall performance obligation in contracts with clients. The treatment of the retainer fee and the success fee has been described above, with the success fee being considered an element of variable consideration.

The Company recognizes revenue relative to the ongoing retainer payments with clients as services are performed on a monthly basis. Clients are typically billed at the beginning of the month for services to be rendered during the month, and at month-end, the revenue relative to the consulting services delivered to the client is recognized, as the transfer of control of information gained from consulting services provided to clients is considered complete at that point.

Note 9: Major Customers

Revenues earned from major customers are summarized in the table below, expressed as a percentage of consulting and financial advisory fees for the year ended December 31, 2022:

Customer #1	62.2%
Customer #2	13.7%
Customer #3	10.3%

Note 10: Profit Sharing Plan

The Company has established a 401(k) profit sharing plan ("the Plan"). Any employee who is 21 and has completed one year of qualifying service is eligible to participate in the Plan. Employer contributions into the Plan vest to participating employees over a six-year period. Effective January 1, 2005, the Company elected to become a Safe Harbor 401(k) Plan. Safe Harbor non-elective contributions are equal to 3% of a participant's compensation up to $305,000 in 2022. Safe Harbor non-elective contributions into the plan totaled $24,351 for the year ended December 31, 2022. The Company did not make a discretionary employer profit sharing contribution to the Plan for 2022.

Note 11: Subsequent Events

Subsequent events have been evaluated by management as of the date of these financial statements. This date represents the date the financial statements were available to be issued.

3200 Cherry Creek S. Drive
Suite 470
Denver, Colorado 80209
303-830-1515
Fax 303-830-6620
WWW.WGNIELSEN.COM